Exhibit 99.1

AETHER GLOBAL INNOVATIONS APPOINTS NEW DIRECTOR

Vancouver, B.C. – June 19, 2025 – Aether Global Innovations Corp. (CSE: AETH) (OTC: AETHF) (Frankfurt: 4XA) (WKN# A2N8RH), a leader in drone management and automation, is pleased to announce that it has appointed Adam Emes to the Company’s Board of Directors.

Mr. Emes is a seasoned entrepreneur with extensive experience in capital markets, corporate development and investor relations. He is the Co-Founder of Black Swan Solutions Inc., where he has worked with over 80 clients across various industries to drive growth, enhance market visibility, and lead impactful investor marketing campaigns. Mr. Emes’ expertise in digital strategy and capital raising has supported numerous successful financings and corporate initiatives across North America and Europe. “I’m excited to join Aether Global Innovations at a pivotal time in its development,” commented Mr. Emes. “The company is built on a strong foundation with a clear path for growth. I’m excited to bring my experience to the table to help drive new opportunities, support execution on the ground, and deliver real value for shareholders.”

The Company believes that the appointment of Mr. Emes will enhance Aether’s ability to engage with the investment community and support its strategic initiatives going forward.

About Aether Global Innovations Corp.

Aether Global Innovations Corp. is an innovative UAV and drone management and operations services company that focuses on three areas for critical infrastructure and large public and private facilities: (i) drone management and surveillance monitoring; (ii) automation and integration for flight planning, new innovative sensor payloads and stand-alone power sources; and (iii) drone base station infrastructure and technology for autonomous self-landing, power charging, and takeoff.

For more information, please consult the Company’s filings, available at www.sedarplus.ca, and the Company’s website, www.aethergic.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Philip Lancaster, CEO & President

Aether Global Innovations Corp.

info@aethergic.com

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management’s current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward – looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.